# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TILE SHOP HOLDINGS, INC., CIK 0001552800
CUSIP: 88677Q109
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 14000 CARLSON PARKWAY, PLYMOUTH, Minnesota (MN), 55441
Date of event which requires filing of this statement: 12/03/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-25-002706
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 12,859,012; shared voting power 0; sole dispositive power 12,859,012; shared dispositive power 0; aggregate amount beneficially owned 12,859,012 (28.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: TILE SHOP HOLDINGS, INC.
Address of issuer's principal executive offices: 14000 CARLSON PARKWAY, PLYMOUTH, Minnesota (MN), 55441

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On December 3, 2025, following the conclusion of a special meeting of the Issuer's stockholders where stockholders approved a proposal granting the Issuer's Board of Directors (the "Board") the authority to effect a reverse stock split of the Common Stock at a ratio not less than 1-for-2,000 and not greater than 1-for-4,000 (the "Reverse Stock Split"), immediately followed by a forward stock split at the inverse ratio (the "Forward Stock Split," and together with the Reverse Stock Split, the "Stock Splits") in connection with a planned delisting and deregistration of the Common Stock as described in the Company's definitive proxy statement on Schedule 14A filed with the Commission on November 5, 2025 (collectively, with the Stock Splits, the "Transaction"), the Reporting Person entered into a Cooperation and Support Agreement (the "Cooperation Agreement") with the Issuer regarding the composition of the Board following the closing of the Transaction and certain other matters. The following description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Pursuant to the terms of the Cooperation Agreement, following the closing of the Transaction, the Issuer will increase the size of the Board and appoint two nominees (the "Fund 1 Nominees") proposed by the Reporting Person as directors, one of whom (the "Fund 1 Director") shall be an employee of the Reporting Person, each to serve until the next annual meeting of stockholders of the Issuer or action by written consent in lieu thereof, and their respective successor is duly elected and qualified or until their earlier death, resignation or removal from office. The Issuer further agreed that (i) for so long as the Reporting Person continues to beneficially own at least 20% of the then-outstanding shares of Common Stock, the Issuer shall nominate at least two Fund 1 Nominees and (ii) for so long as the Reporting Person continues to beneficially own at least 10% of the then-outstanding shares of Common Stock, the Issuer shall nominate at least one Fund 1 Nominee as a director, each for election to the Board at each annual meeting of stockholders as directors of the Issuer for terms expiring at the Issuer's next annual meeting of stockholders. Subject to the terms of the Cooperation Agreement, the Issuer agreed to include such Fund 1 Nominees in its proxy statements (or similar materials) for each annual meeting and to support the election of such Fund 1 Nominees. The Reporting Person also has replacement rights with respect to the Fund 1 Nominees, subject to certain conditions and procedures.

Pursuant to the terms of the Cooperation Agreement, the Reporting Person agreed to certain customary standstill provisions effective until the later of (x) the first date on which a Fund 1 Director ceases to serve on the Board and (y) one year following the date of the Cooperation Agreement (the "Standstill Period"), prohibiting it from, among other things, (i) nominating or recommending for nomination any person for election to the Board at a meeting of stockholders of the Issuer, (ii) submitting any proposal for consideration at, or bringing any other business before, any such meeting, or (iii) initiating, knowingly encouraging or participating in any "vote no," "withhold" or similar campaign with respect to any such meeting. Pursuant to the terms of the Cooperation Agreement, the Reporting Person also agreed to, among other things, appear in person or by proxy at each meeting of stockholders of the Issuer during the Standstill Period and vote all of the shares of Common Stock beneficially owned by the Reporting Person and which it has the right to vote as of the applicable record date in favor of all directors nominated by the Board for election and in the manner recommended by the Board on each other proposal brought before such meeting; provided, however, that the Reporting Person shall be permitted to vote in its sole discretion on (x) if the Fund 1 Director is serving on the Board, any proposal other than the election of directors that the Fund 1 Director has not approved if such director was present at the meeting when such matter was approved and (y) certain extraordinary transactions involving the Issuer.

The Issuer also agreed (i) except as specifically set forth in the Cooperation Agreement and subject to applicable law and the terms of any class or series of the Company's capital stock expressly set forth in the Company's organizational documents, to treat all holders of shares of the same class and series equally, to provide substantially the same information to such holders, and to provide the same terms to holders in connection with any dividend, distribution or similar corporate action, except to the extent differences are expressly provided in the Issuer's organizational documents or a written agreement approved by such holder and (ii) to the extent the Issuer offers any person an opportunity to participate in any preemptive, participation, or subscription rights, any tender or exchange offers, or any rights offerings or similar opportunities relating to any class or series of shares or other equity securities of the Issuer, to extend the same opportunity to the Reporting Person on a pro rata and non-discriminatory basis and on substantially the same terms and timelines. Further, the Issuer agreed to reimburse the Reporting Person up to $75,000 of its reasonable and documented out-of-pocket expenses incurred in connection with its engagement with the Issuer and negotiation and entry into the Cooperation Agreement. The Issuer and the Reporting Person also made certain customary representations and agreed to mutual non-disparagement and no litigation provisions.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On December 3, 2025, the Reporting Person and the Issuer entered into the Cooperation Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Cooperation and Support Agreement, dated as of December 3, 2025

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Operating Officer (12/03/2025)